UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ROBOMATIX TECHNOLOGIES LTD.

(Name of Subject Company)

ROBOMATIX TECHNOLOGIES LTD.

(Names of Person Filing Statement)

Ordinary Shares, Par Value NIS 1.46 Per Share

(Title of Class of Securities)

M8216J107

(CUISIP Number of Class of Securities)

Andris J. Vizbaras, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200

(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
N/A	N/A

* Set forth the amount on which the filing fee is calculated and state how it was determined.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________

Form or Registration No.: __________________________

Filing Party: ____________________________________

Date Filed: ____________________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ROBOMATIX TECHNOLOGIES LTD. REPORTS
POTENTIAL THIRD PARTY TENDER OFFER
FOR ITS SHARES

TEL AVIV, Israel, May 9, 2005 – Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), reports the announcement by WorldGroup Holdings Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, that WorldGroup Holdings is convening a shareholders meeting to approve the publication by WorldGroup Holdings of a tender offer for the purchase of all of the issued and outstanding shares of Robomatix, at a price per share of $1.00.

WorldGroup Holdings Ltd. is indirectly controlled by Silverboim Holdings Ltd., which is also the controlling shareholder of Robomatix, holding 60.84% of the issued share capital of the company. Accordingly, any transaction between WorldGroup Holdings and Silverboim is deemed an interested party transaction and subject to special approval requirements under Israeli law. In addition, the publication and terms of the tender offer will be subject to the provisions of Israeli and U.S. securities laws.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company's current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates"and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

Notice to Read Tender Offer Materials

This is neither an offer to purchase nor a solicitation of an offer to sell shares of Robomatix. At the time the tender offer is commenced, WorldGroup intends to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission containing an offer to purchase, forms of letters of transmittal and other documents relating to the transaction. Robomatix intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction with the U.S. Securities and Exchange Commission. WorldGroup and Robomatix intend to mail these documents to the shareholders of Robomatix. These documents will contain important information about the transaction and shareholders of Robomatix are urged to read them carefully when they become available. Shareholders of Robomatix will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from WorldGroup or Robomatix at: 1 Azrieli Center, Tel Aviv, 67021, Israel, attention: Investor Relations.